Exhibit 99.1

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Profit and Loss	4

Consolidated Statements of Changes in Equity	5

Consolidated Statements of Cash Flows	6

Notes to Interim Consolidated Financial Statements	7 - 10

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NOTICE TO SHAREHOLDERS

The accompanying unaudited condensed consolidated interim financial statements of Adira Energy Ltd. for the six month period ended June 30, 2016 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (see note 2 to the unaudited condensed consolidated interim financial statements). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited condensed consolidated interim financial statements, management is satisfied that these unaudited condensed consolidated interim financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$37	$124
Loan receivable	25	25
Other receivables and prepaid expenses	11	14
Deferred Expenses (Note 3)	72	-

Total current assets	145	163

Total assets	$145	$409

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$13	$60
Other accounts payable and accrued liabilities	143	65

Total current liabilities	156	125

NON-CURRENT LIABILITIES
Warrant liability	112	112

Total liabilities	268	237

DEFICIT:
Share capital (Note 4)	-	-
Additional paid-in capital (Note 4)	34,060	34,060
Accumulated deficit	(34,183)	(34,134)

Total deficit	(145)	(74)

Total liabilities and deficit	$123	$163

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE PROFIT AND LOSS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,
	2016	2015	2016	2015
	Unaudited

Revenues and other income	$-	$-	$-	$-

Expenses:
General and administrative expenses	51	189	30	104

Total expenses	51	189	30	104

Operating loss	(51)	(189)	(30)	(104)

Foreign exchange gain (loss)	2	(44)	1	(51)

Loss before income tax expense	(49)	(233)	(29)	(155)
Income tax expense	-	-	-	-

Net comprehensive loss	$(49)	$(233)	$(29)	$(155)

Basic and diluted net earnings (loss) per share attributable to equity holders of the parent	$(0.00)	$(0.02)	$(0.00)	$(0.01)

Weighted average number of ordinary shares used in computing basic and diluted net earnings (loss) per share	13,202,466	13,202,466	14,092,901	14,092,901

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

U.S. dollars in thousands, except share data

	Number of shares	Share capital	Additioanl paid-in capital	Accumulated deficit	Total Defacit

Balance as of December 31, 2014	12,292,022	$-	$34,051	$(33,865)	$186

Shares and warrants issued in private placement, net (Note 15(b)(iii))	4,820,000	-	7	-	7
Share-based compensation			2	-	2
Net loss	-	-	-	(269)	(269)

Balance as of December 31, 2015	17,112,022	$-	$34,060	$(34,134)	$(74)
Net loss	-	-	-	(49)	(49)
Balance as of June 30, 2016	17,112,022	$-	$34,060	$(34,183)	$(123)

	Number of shares	Share capital	Additional paid-in capital	Accumulated deficit	Total Equity

Balance as of January 1, 2015	12,292,022	-	34,051	(33,865)	186

Shares issued in private placement, net	4,820,000	-	228	-	228
Share-based compensation	-	-	2	-	2
Net loss and comprehensive loss	-	-	-	(233)	(233)

Balance as of June 30, 2015 (unaudited)	17,112,022	$-	$34,281	$(34,098)	$183

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
	Unaudited
Cash flows from operating activities:
Net loss	$(49)	$(233)	(29)	(155)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on sale of fixed assets	-	1	-	-
Share-based payment	-	2	-	2

	-	3	-	2
Changes in asset and liability items:
(Increase) decrease in other receivables prepaid expenses and deffered expenses	(69)	40	(70)	7
(Decrease) increase in trade payables	(47)	(117)	9	(143)
Increase (decrease) in other accounts payable and accrued liabilities	78	(36)	72	(16)

	38	(113)	11	(152)

Net cash used in operating activities	(87)	(343)	(18)	(305)
Cash flows from investing activities:

Proceeds from sale of equipment and other assets	-	1	-	-
Decrease in restricted deposits	-	9	-	-

Net cash provided by investing activities	-	10	-	-
Cash flows from financing activities:

Proceeds from issue of shares, net of issuance expenses	-	228	-	228

Net cash provided by financing activities	-	228	-	228
Decrease in cash and cash equivalents	(87)	(105)	(18)	(77)
Cash and cash equivalents at the beginning of the period	124	334	55	306

Cash and cash equivalents at the end of the period	$37	$229	$37	$229

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), is an oil and gas exploration company. Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada.  The registered head office is located at 20 York Mills Road, Suite 400, Toronto,. Ontario, M2P 2C2.  The Company's shares are currently traded on the OTC market in the U.S. and the TSX Venture Exchange ("TSX") in Canada. The condesend consolidated interim financial statements of the Company for the three and six months ended June 30, 2016 were authorized for issue in accordance with a resolution of the directors on August 29, 2016.

These financial statements have been prepared in a condensed format as of June 30, 2016, for the three and six month period then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2015, and for the year then ended and the accompanying notes.

Letter of intent to complete a transaction

On November 4, 2015, the Company entered into a letter of intent ("LOI") with SMAART Holdings Inc. ("SMAART") whereby the Company will acquire SMAART through a three cornered amalgamation between the Company and its wholly owned subsidiary (the "Transaction").  In connection with the completion of the Transaction the amalgamated entity (the "Resulting Issuer") intends to continue to be listed on the TSX Venture Exchange using Adira's current listing.

SMAART is a British Columbia based corporation that owns a Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following active subsidiaries:

(i)	Empower Healthcare Corporation ("EHC") is an Oregon based corporation that provides physician services to patients. EHC focuses on pain management services and is a pioneer in the recommendation of cannabis based products to its patients.

(ii)	The Hemp & Cannabis Company ("THCC") is an Oregon corporation. THCC owns and leases real estate that was used to cultivate cannabis with state licenses in both Oregon and Washington.

(iii)	SMAART Inc. is an Oregon corporation that provides administrative services to SMAART owned companies.

(iv)	The Hemp & Cannabis Company (Washington) owns a property in Washington state that previously was used to cultivate cannabis on behalf of clinic patients.

ADIRA ENERGY LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (CONTINUED)

a.	Nature of operations (continued):

The Transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the Transaction and the approval of the TSX Venture Exchange. On closing of the Transaction, it is expected that current shareholders of Adira will own 10% of the Resulting Issuer, while the current shareholders of the SMAART will own the remaining 90%.

Another condition of the Transaction is that SMAART complete a financing to close concurrently with the completion of the Transaction.

b.	Financial position:

As reflected in the consolidated financial statements, as of June 30, 2016, the Company had an accumulated deficit of $34,183. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3:-	DEFFERED EXPENSES

Deffered expenses realate to expesnes incurred in connection with the SMAART trasnaction.

ADIRA ENERGY LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	EQUITY

a.	Stock Option Plan:

The movement in stock options during the three months ended June 30, 2016, was as follows:

	Number of options outstanding	Weighted average exercise price

Balance at December 31, 2015 (audited)	271,334	2.85
Options forfeited	(33,334)	10.78

Balance at June 30, 2016 (unaudited)	238,000	2.34

The following table summarizes information about stock options outstanding and exercisable as of June 30, 216 (unaudited):

Grant date	Expiry date	Grant date fair value	Exercise price (*)	Number of options outstanding	Number of options exercisable	Average remaining contractual life

December 1, 2011 (*)	November 30, 2016	$3.30	$5.79	2,000	2000	0.42
August 22, 2012 (*)	August 21, 2017	$1.05	$2.32	236,000	236,000	1.14

				238,000	238,000

(*)	The exercise price is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate on June 30, 2016.

b. Share purchase warrants:

The following tables summarize information applicable to warrants outstanding as of June 30, 2016:
Issue date	Expiry date	Grant date fair value	Exercise price (*)	Number of warrants

May 7, 2015	May 6, 2018	$0.04	$0.03	4,820,000

(*)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of June 30, 2016.

ADIRA ENERGY LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2016, the Company incurred $5 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $28 thousand during the six month period ended June 30, 2015.

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

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